                                                                    Exhibit 20.1

[LOGO] Bank of Bermuda

       First Quarter Report
       31 March 2002

                                   [PICTURE]

       Expertise
       Stability
       Teamwork
       Focus

To our Shareholders

While our core businesses continue to perform soundly and focus on building on their positions in niche markets that value our particular expertise and industry knowledge, the sustained backdrop of very low interest rates and weak equity markets represents a significant drag on our revenue streams. We are well positioned to benefit as interest rates rise and equity markets recover and believe that Bank of Bermuda's core businesses have great opportunities for future growth and prosperity.

Key first quarter results are as follows:

..    Net income of $26.6 million, compared with $31.7 million a year ago
..    Earnings per share of $0.85, $1.01 for the March 2001 quarter
..    Total non-interest income of $63.7 million, little changed from a year earlier
..    Total revenue of $105.4 million, $118.7 million in the same quarter last year
..    Total operating expenses (excluding a net litigation related credit) of
     $81.4 million, down from $85 million a year ago.

Total revenue was $105.4 million, down from $118.7 million a year earlier, due primarily to a decline in net interest earnings. Non-interest income represented 60.4% of total revenue and was little changed from the same quarter last year.

Global fund services fees were $31 million, up 11%, and represented nearly half of total non-interest income. This fee increase was mostly generated in the Far East where our Hong Kong office is benefiting from higher than originally expected revenues from servicing the government-mandated pension schemes. Our European offices are also reporting growth, with Dublin and Luxembourg producing increases of 12.4% and 14.8% respectively. In the Americas, institutional clients with related annual fee income of $4.8 million terminated their relationship with a final effective date of April 2002. The Americas offices continue to focus on developing new business in their niche of serving the needs of alternative and developing specialist fund managers.

Private trust fees of $7.8 million were down approximately $300,000 due to an asset-value decline in the Far East. Investment service fees were $10.4 million, marginally higher than $10.3 million a year earlier, with increased revenue due to the growth of mutual fund products, offset by lower brokerage fees resulting from a reduction in client trading activity. Assets in our range of mutual fund products totaled $6.5 billion at 31 March 2002, up from $5.3 billion a year earlier. Our Private Client Services division introduced its new property insurance and insurance wrap products in the quarter. The division also continues to develop its Bermuda-based Personal Financial Services offering, designed to deliver value-added products to the affluent Bermuda market.

Foreign exchange earnings were $9.4 million, compared with $12 million in the March 2001 quarter. Earnings in the year-ago quarter were unusually high as clients repositioned their assets and currency exposures during a period of high volatility in financial markets. Foreign exchange earnings in the current quarter reflect low levels of client activity as currencies traded in narrow ranges.

Banking services fees of $5.3 million were up from $5 million a year earlier, due partly to an increase in loan commitment fees in Bermuda.

Net interest income was $42.9 million, down $10.2 million from last year, as the sustained low interest rate environment eroded margins on the reinvestment of free and low interest-bearing balances. The net interest margin was 1.85%, compared with 2.07% in the same quarter last year. Bank of Bermuda has maintained a short, matched-duration balance sheet, which provides market value stability but does not protect from margin erosion in the event of extreme interest rate reductions. Interest-earning assets averaged $9.4 billion for the quarter, down from $10.3 billion last year due to a decline in fixed term deposits in Bermuda.

Investment and other income was a net loss of $1.5 million for the quarter, reflecting a decline in value of marketable securities. In the March 2001 quarter, investment and other income was a net gain of $1.7 million.

Operating expenses were at $81.4 million, 4.2% lower than $85 million a year earlier. Salaries, the largest category of expense, were $44.4 million for the quarter including a restructuring charge of $1.5 million relating to our Cayman office, where we have reduced staff following the transfer of support and other functions to our head office location. Excluding this one-time charge, salary costs were down by 1% from last year, largely reflecting lower profit-related compensation. We continue to focus closely on controlling staff-related costs and have strict approval procedures for any additions to headcount. Furthermore, the level of salary increases was much reduced for the current year. Pension and staff benefits were down $0.5 million, or 3.7%. Property expenses were unchanged, and systems and communications costs were $1.2 million higher. Corporate, marketing and other expenses were $8 million, compared with $13.4 million a year earlier, a 40.5% reduction. $1.5 million of this reduction relates to non-core operating expenses included in the prior year in connection with a new subsidiary company. The remaining decrease is mostly due to lower consulting costs in the current year.

Income taxes for the quarter were $2.2 million, compared with $2 million a year earlier.

We recorded a credit of $5.5 million in connection with the Cash 4 Titles litigation, reflecting the net effect of provision adjustments and insurance recovered in the quarter. The related adjustment to profit-based compensation was $0.7 million.

Total balance sheet assets at 31 March 2002 were $10.8 billion, little changed from $10.9 billion last year. The composition of the balance sheet was also largely consistent with a year earlier. Cash and deposits with Banks of $4.3 billion were unchanged, while marketable securities of $4.5 billion compared with $4.7 billion at 31 March 2001. Loans, less allowance for loan losses, were $1.7 billion, up from $1.5 billion a year ago.

Total shareholder's equity was $649 million at 31 March 2002, up from $633 million in the prior year.

US Listing

We are delighted to inform you that on 23 April 2002, Bank of Bermuda common shares began trading on the Nasdaq Stock Market under the ticker "BBDA." It is important to note that this was simply a secondary listing of existing issued common shares. This represents our first step with what we expect will be a very long relationship with the US capital markets and positions us to raise capital at competitive rates when needed to strengthen ourselves through acquisition or make substantial investments in new business and technology. We hope you share our pride and excitement in our Nasdaq listing, which highlights our development from local Bermuda-based bank to truly international financial institution.


    /s/ Henry B. Smith                   /s/ Joseph C.H. Johnson J.P.
        Henry B. Smith                       Joseph C.H. Johnson J.P.
        Chief Executive Officer              Chairman, Board of Directors

Consolidated Income Summary
Unaudited

                                                                             As at and for the Quarter Ended
                                                   Change from
                                                      31 March          31 March      31 December        31 March
(In BD$ thousands/(1)/ except per share data)             2001              2002             2001            2001
-------------------------------------------------------------------------------------------------------------------
Net Interest Income after, Loan Losses                  (19.1%)           43,227           45,616          53,445
Non-Interest Income                                       0.4%            63,726           67,547          63,487
Investment and Other Income (loss)                     (186.9%)           (1,517)         (15,795)          1,745
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                           (11.2%)          105,436           97,368         118,677
Operating Expenses                                       (4.2%)           81,386           85,407          84,975
-------------------------------------------------------------------------------------------------------------------
Income from Operations before Income Taxes              (28.6%)           24,050           11,961          33,702
-------------------------------------------------------------------------------------------------------------------
Income Taxes                                              8.3%             2,175            1,041           2,009
-------------------------------------------------------------------------------------------------------------------
Income from Operations, after Taxes                     (31.0%)           21,875           10,920          31,693
Net Provision for Litigation                                -              5,453          (13,937)              -
Adjustments to Performance-Related Compensation             -               (709)           4,392               -
-------------------------------------------------------------------------------------------------------------------
Net Income                                              (16.0%)           26,619            1,375          31,693
-------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share/(2)/
Income from Operations, after Taxes                     (31.1%)             0.73             0.36            1.06
Net Provision for Litigation                                -               0.18            (0.47)              -
Adjustments to Performance-Related Compensation             -              (0.02)            0.15               -
-------------------------------------------------------------------------------------------------------------------
Net Income                                              (16.0%)             0.89             0.04            1.06
-------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share/(2)/
Income from Operations, after Taxes                     (30.7%)             0.70             0.35            1.01
Net Provision for Litigation                                -               0.17            (0.45)              -
Adjustments to Performance-Related Compensation             -              (0.02)            0.14               -
-------------------------------------------------------------------------------------------------------------------
Net Income                                              (15.8%)             0.85             0.04            1.01
-------------------------------------------------------------------------------------------------------------------
Dividends per Common Share/(2)/                           8.0%              0.27             0.25            0.25
Return on Equity/(3)/                                    (6.4 pts)          13.7%             6.9%           20.1%
-------------------------------------------------------------------------------------------------------------------

Condensed Consolidated Balance Sheet

Unaudited

(In BD$ thousands)
-------------------------------------------------------------------------------------------------------------------
Assets

Cash and Deposits with Banks                             (1.4%)        4,255,140        3,570,005       4,315,080
Marketable Securities                                    (4.7%)        4,495,638        5,467,875       4,715,504
Loans, Less Allowance for Loan Losses                    14.3%         1,745,545        1,477,577       1,527,636
Other Assets                                             (7.6%)          298,127          292,562         322,565
-------------------------------------------------------------------------------------------------------------------
Total Assets                                             (0.8%)       10,794,450       10,808,019      10,880,785
-------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Customer Deposits - Demand                               16.2%         5,840,236        5,356,822       5,027,992
                  - Term                                (18.2%)        4,097,493        4,586,644       5,006,755
Other Liabilities                                        (2.6%)          207,746          235,170         213,385
Shareholders' Equity                                      2.6%           648,975          629,383         632,653
-------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity               (0.8%)       10,794,450       10,808,019      10,880,785
-------------------------------------------------------------------------------------------------------------------

(1) 1 Bermuda dollar = 1 United States dollar
(2) Prior period share data has been restated to reflect the 1 for 10 stock dividend declared by the Board of Directors for shareholders of record on 31 December 2001
(3) Return on average common equity has been calculated using Income from Operations, after Taxes

International Network

Bermuda                          Isle of Man
Bahrain                          Jersey
Cayman Islands                   London
Cook Islands                     Luxembourg
Dublin                           New York
Geneva                           New Zealand
Guernsey                         Singapore
Hong Kong
                                 www.bankofbermuda.com

This release includes forward-looking statements, such as statements that refer to business plans, financial goals, business prospects and similar matters, that indicate our beliefs and expectations about future performance. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "intends," "plans," "estimates" or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including changes in securities market valuations; changes in foreign exchange rates; fluctuations in interest rates; volatility in the volume of securities transactions in emerging markets; volatility of currency markets; changes in savings rates or investment behaviour; changing pension requirements in target markets, including the Mandatory Provident Funds in Hong Kong; government regulations, including banking regulations; local economic conditions in the markets in which we operate; and competition in the geographic and business areas in which we conduct our operations. Investors are directed to the Bank of Bermuda's 2001 annual report, which is available from the Bank without charge, and to the Bank's filings with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements are made as of the date of this release, and we assume no obligation to publicly update any forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Shareholder Information
Inquiries should be addressed to:
Investor Relations
Bank of Bermuda
6 Front Street, Hamilton HM 11, Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: investor_relations@bankofbermuda.com

Consolidated Income Summary
Unaudited
                                                                            As at and for the Quarter Ended
                                                               Change from
                                                                  31 March        31 March    31 December       31 March
(In BD$ thousands /(1)/ except per share data)                        2001            2002           2001           2001
-------------------------------------------------------------------------------------------------------------------------
Net Interest Income after, Loan Losses                               (19.1%)        43,227         45,616         53,445
Non-Interest Income                                                    0.4%         63,726         67,547         63,487
Investment and Other Income (loss)                                  (186.9%)        (1,517)       (15,795)         1,745
-------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                        (11.2%)       105,436         97,368        118,677
Operating Expenses                                                    (4.2%)        81,386         85,407         84,975
-------------------------------------------------------------------------------------------------------------------------
Income from Operations before Income Taxes                           (28.6%)        24,050         11,961         33,702
-------------------------------------------------------------------------------------------------------------------------
Income Taxes                                                           8.3%          2,175          1,041          2,009
-------------------------------------------------------------------------------------------------------------------------
Income from Operations, after Taxes                                  (31.0%)        21,875         10,920         31,693
Net Provision for Litigation                                             -           5,453        (13,937)             -
Adjustments to Performance-Related Compensation                          -            (709)         4,392              -
-------------------------------------------------------------------------------------------------------------------------
Net Income                                                           (16.0%)        26,619          1,375         31,693
-------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share /(2)/
Income from Operations, after Taxes                                  (31.1%)          0.73           0.36           1.06
Net Provision for Litigation                                             -            0.18          (0.47)             -
Adjustments to Performance-Related Compensation                          -           (0.02)          0.15              -
-------------------------------------------------------------------------------------------------------------------------
Net Income                                                           (16.0%)          0.89           0.04           1.06
-------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share /(2)/
Income from Operations, after Taxes                                  (30.7%)          0.70           0.35           1.01
Net Provision for Litigation                                             -            0.17          (0.45)             -
Adjustments to Performance-Related Compensation                          -           (0.02)          0.14              -
-------------------------------------------------------------------------------------------------------------------------
Net Income                                                           (15.8%)          0.85           0.04           1.01
-------------------------------------------------------------------------------------------------------------------------
Dividends per Common Share /(2)/                                       8.0%           0.27           0.25           0.25
Return on Equity /(3)/                                            (6.4 pts)           13.7%           6.9%          20.1%
-------------------------------------------------------------------------------------------------------------------------

Condensed Consolidated Balance Sheet
Unaudited

(In BD$ thousands)
-------------------------------------------------------------------------------------------------------------------------
Assets
Cash and Deposits with Banks                                          (1.4%)     4,255,140      3,570,005      4,315,080
Marketable Securities                                                 (4.7%)     4,495,638      5,467,875      4,715,504
Loans, Less Allowance for Loan Losses                                 14.3%      1,745,545      1,477,577      1,527,636
Other Assets                                                          (7.6%)       298,127        292,562        322,565
-------------------------------------------------------------------------------------------------------------------------
Total Assets                                                          (0.8%)    10,794,450     10,808,019     10,880,785
-------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Customer Deposits  -Demand                                            16.2%      5,840,236      5,356,822      5,027,992
                   -Term                                             (18.2%)     4,097,493      4,586,644      5,006,755
Other Liabilities                                                     (2.6%)       207,746        235,170        213,385
Shareholders' Equity                                                   2.6%        648,975        629,383        632,653
-------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                            (0.8%)    10,794,450     10,808,019     10,880,785
-------------------------------------------------------------------------------------------------------------------------

/(1)/ 1 Bermuda dollar = 1 United States dollar
/(2)/ Prior period share data has been restated to reflect the 1 for 10 stock dividend declared by the Board of Directors for shareholders of record on 31 December 2001
/(3)/ Return on average common equity has been calculated using Income from Operations, after Taxes